                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               The Italy Fund Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    465395101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 12 Pages

----------------------------------------                                        --------------------------------------
         CUSIP No.: 465395101                             13D                            Page 2 of 10 Pages
----------------------------------------                                        --------------------------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                   (a)[  ]
                                                                                                             (b)[  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                          WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                           388,974
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                      388,974
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                             388,974
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                5.7%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                 BK
----------------------------------------------------------------------------------------------------------------------

                               Page 2 of 12 Pages

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Italy Fund Inc. (the "Fund"), a corporation organized under the laws of Massachusetts and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at Two World Trade Center, New York, NY 10048.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Bankgesellschaft Berlin AG (the "Bank"), a corporation formed under the laws of the Federal Republic of Germany. The Bank is a German banking organization whose principal offices are located at Alexanderplatz 2, D-10178 Berlin, Germany. The name, business address and principal occupation of each director and executive officer of the Bank are set forth on Annex A hereto, which is incorporated by reference. Annex A also sets forth the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Bank.

     (d) During the past five years, neither the Bank nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Bank nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the individuals listed in Annex A are citizens of the Federal Republic of Germany, except Zoe Shaw, who is a citizen of Great Britain.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $940,390.00 (exclusive of commissions).

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock held by the Bank were acquired for the purpose of investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a

                               Page 3 of 12 Pages
portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of the discount of the market price of the shares of Common Stock from their net asset value ("NAV"), the performance of the shares of Common Stock in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares of Common Stock may be in the open market, in privately negotiated transactions, or otherwise.

     On May 10, 2001, the Fund issued a press release announcing that the Fund expects to conduct a tender offer during June and July of 2001. Under the terms announced in that press release, the Fund will, pursuant to due notification, commence a tender offer for up to 1,691,573 shares, which represents 25% of its issued and outstanding shares of common stock. The offer will be for cash at a price equal to 95% of NAV. The Bank believes it likely that this announced tender offer, on the assumption that it is in fact commenced, will have the effect of causing a narrowing in the gap between the trading price of the shares of Common Stock and the NAV of such shares. The Bank currently anticipates that it will either sell all or a portion of its shares of Common Stock upon the narrowing of that gap or tender all its shares for purchase by the Fund in the contemplated tender offer, or perhaps engage in a combination of open-market sales and tenders. The Bank, however, reserves the right, depending upon its assessment of market conditions, not to sell shares either on the market or in the tender offer.

     The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. Upon the completion of the tender offer noted above, and with a view to maximizing the return on its investment in the shares of Common Stock, the Bank anticipates that it will consider possible actions that it could take if the discount from NAV returns to current levels. Such actions could include, but would not be limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence additional issuer tender offers or other repurchase programs, or urging the board of the Fund to liquidate the Fund. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares, seeking representation on the Fund's board, soliciting proxies with respect to the Fund, or other courses of action. The Bank has not determined to pursue any particular course of action, and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.

     Except as described in this Item 4, the Bank has not formulated any plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund;

                               Page 4 of 12 Pages

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund;

     (c) a sale or transfer of a material amount of assets of the Fund;

     (d) any change in the present board or management of the Fund, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Fund;

     (f) any other material change in the Fund's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Fund's investment policies for which a vote is required by
Section 13 of the Investment Company Act;

     (g) any changes in the Fund's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Fund by any person;

     (h) causing a class of securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) any action similar to any of those enumerated above.

     The Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) According to the Annual Report dated April 4, 2001, as of January 31, 2001, there were 6,834,891shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 388,974 shares of Common Stock, which constitute approximately 5.7% of the outstanding shares of Common Stock.

     (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

     (c) During the last sixty days, the Bank has effected the following sales and purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

                               Page 5 of 12 Pages

    Date                   Number of Shares                   Price Per Share
    ------                 ----------------------             ---------------

May 18, 2001               -1,000                             $9.61
May 18, 2001               100,000                            $9.50

     (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Bank does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.


                               Page 6 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2001                 BANKGESELLSCHAFT BERLIN AG


                                   By:   /s/ Moritz Sell
                                      ------------------------------------
                                   Name:  Moritz Sell
                                   Title: Co-Head Equities Trading, London

                                   By:   /s/ Magnus Olsson
                                      ------------------------------------
                                   Name:  Magnus Olsson
                                   Title: Co-Head Equities Trading, London

                               Page 7 of 12 Pages

                                                                         ANNEX A

     Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                          MEMBERS OF THE MANAGING BOARD
                          -----------------------------

Name and Address        Principal Occupation
----------------        --------------------
Dr. Wolfgang Rupf       Speaker of the Managing Board of Bankgesellschaft
                        Berlin AG
Norbert Pawlowski       Member of the Managing Board of Bankgesellschaft
                        Berlin AG
Hans Leukers            Member of the Managing Board of Bankgesellschaft
                        Berlin AG
Dr. Thomas Kurze        Member of the Managing Board of Bankgesellschaft
                        Berlin AG
Dr. Lothar Wackerbeck   Member of the Managing Board of Bankgesellschaft
                        Berlin AG
Dr. Johannes Evers      Member of the Managing Board of Bankgesellschaft
                        Berlin AG
Hubert Piel             Member of the Managing Board of Bankgesellschaft
                        Berlin AG

                               Page 8 of 12 Pages

                               EXECUTIVE OFFICERS
                               ------------------

Name and Address                                       Principal Occupation
----------------                                       --------------------
Willi Boehmer                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of Germany

Peter Koenig                                           Managing Director of Bankgesellschaft Berlin AG

Hans Joachim Bley                                      Managing Director of Bankgesellschaft Berlin AG

Jochen W. Sawahn                                       Managing Director of Bankgesellschaft Berlin AG

Dhariush Ghassemi-Moghadam                             Managing Director of Bankgesellschaft Berlin AG

Heinrich Honerlage                                     Managing Director of Bankgesellschaft Berlin AG
Konzern-Revision
Bankgesellschaft Berlin AG
Otto-Braun Str. 90
10249 Berlin
Federal Republic of Germany

Dr. Karl-Friedrich Hirschhaeuser                       Managing Director of Bankgesellschaft Berlin AG
Risk and Performance
Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Stefan Traegler                                        Managing Director of Bankgesellschaft Berlin AG
Konzern-Organisation
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

                               Page 9 of 12 Pages


Name and Address                                       Principal Occupation
----------------                                       --------------------
Helmut Ramthun                                         Managing Director of Bankgesellschaft Berlin AG
Compliance
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                                       Managing Director of Bankgesellschaft Berlin AG


Wolfgang Stoeckel                                      Managing Director of Bankgesellschaft Berlin AG

Jochen Zimmermann                                      Managing Director of Bankgesellschaft Berlin AG

Frank-Michael Boenke                                   Managing Director of Bankgesellschaft Berlin AG

Georg-Heinrich Sieveking                               Managing Director of Bankgesellschaft Berlin AG

Hadi Saidi                                             Managing Director of Bankgesellschaft Berlin AG

Zoe Shaw                                               Managing Director of Bankgesellschaft Berlin AG
Asset-Backed Transaktionen
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Gerhard Richter                                        Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                                        Managing Director of Bankgesellschaft Berlin AG

                               Page 10 of 12 Pages




Name and Address                                       Principal Occupation
----------------                                       --------------------
Serge Demoliere                                        Managing Director of Bankgesellschaft Berlin AG

Hans-Werner Wilms                                      General Manager of Bankgesellschaft Berlin Invest GmbH

Guenter Laubner                                        General Manager of Bankgesellschaft Berlin Invest GmbH

Bruno Schmidt-Voss                                     Managing Director of Bankgesellschaft Berlin AG

Cord-Friedrich Koening                                 Managing Director of Bankgesellschaft Berlin AG

Michael Renner                                         Managing Director of Bankgesellschaft Berlin AG

                               Page 11 of 12 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK
               --------------------------------------------------

     The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.




                               Page 12 of 12 Pages